

TALISMAN ENERGY INCREASES DIVIDEND BY 9%

CALGARY, Alberta – May 4, 2011 - Talisman Energy Inc. today declared a semi-annual dividend of US thirteen and a half cents (US$0.135) per share on the company's common shares, a 9% increase from the previous semi-annual dividend.

In December 2010, the company paid a US$0.124 dividend, taking into account the US$ foreign exchange rate at the time. Talisman has switched to reporting in US$ to reflect the primary currency in which the company operates. The dividend will be paid on June 30, 2011 to shareholders of record at the close of business on June 3, 2011.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

David Mann, Vice-President
Corporate & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais, Vice-President
Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

08-11